

June 4, 2021

Christopher Sorrells
Chief Executive Officer
Spring Valley Acquisition Corp.
2100 McKinney Ave, Suite 1675
Dallas, TX 75201

Re: Spring Valley Acquisition Corp.
Registration Statement on Form S-4
Filed May 10, 2021
File No. 333-255978

Dear Mr. Sorrells:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4, Filed May 10, 2021

Letter to Shareholders, page 0

1. Please prominently quantify the Merger Consideration to be paid by Spring Valley in relation to the business combination both in the letter to Spring Valley Acquisition Corp. shareholders and the Summary of the Proxy Statement/Prospectus, rather than only referring to the defined term.

Summary of the Proxy Statement/Prospectus, page 1

2. Please expand the "Exclusivity" bullet on page 9 to explain what this refers to.

Risk Factors
AeroFarms' ability to use net operating loss carryforwards and other tax attributes may be limited..., page 38

3. We note your statement that it is likely that the Business Combination would result in an ownership change and if an ownership change is deemed to have occurred, New AeroFarms' carryforwards may be limited. Please revise to explain how the limitation on the use of carryforwards is determined if there is an ownership change.

Business Combination Proposal
The Merger Agreement, page 67

4. Please revise page 79 to disclose the number of shares that will be covered by the Registration Rights Agreement and the "certain other holders" party thereto.

5. Please revise to define Series 2 Preferred Stock Exchange Ratio, Common Stock Exchange Ratio and Exchange Ratio. Please also state the value of such ratios assumed in this proxy statement/prospectus.

Background of the Business Combination, page 81

6. Please revise page 82 to provide a more detailed description of the process used in eliminating potential business combination candidates as you progressed from 18 candidates with which you signed non-disclosure agreements to Dream Holdings. Include more specific information about the most material negotiations, including the industry and size of such companies and why discussions ended.

7. Please revise to provide more information about the negotiation of the material terms of the Merger Agreement, including any material changes from the letter of intent, and which party proposed which changes.

The Spring Valley Board's Reasons for the Business Combination, page 84

8. You indicate on page 174 that "New AeroFarms will evaluate how to meet the reporting obligations required as a public benefit corporation under Delaware law, and the frequency with which it intends to issue such reports." To the extent this indicates you have not finalized your plans for your reporting obligations as a public benefit corporation, where you discuss New AeroFarms' status as a public benefit corporation and certified B Corp. designation as a factor supporting the board's decision to approve the business combination on page 85, please acknowledge that you have not finalized plans for measuring the New AeroFarms' public benefit performance.

9. Page 86 says Spring Valley's management team conducted a valuation analysis of Dream Holdings. We also note that page 69 says the parties agreed to the Exchange Ratio assuming a Dream Holdings equity value of approximately $800,000,000, and additionally, in your public statements you have referenced using comparisons to other

sustainable high growth food companies like Beyond Meat, Fresh Pet and AppHarvest, as well as at high growth food and beverage. Please revise your disclosure to summarize the following in relation to the valuation analysis:

- how the projected financial information described starting on page 87 was used, both quantitatively and qualitatively;
- in relation to the projected financial information, whether, and if so, how, the passage of time was considered in relation to the six-year projection period;
- any precedent transactions or comparisons to other companies considered; and
- any transaction multiples considered in relation to industry medians, if available.

Certain Dream Holdings Projected Financial Information, page 87

10. We note your disclosure that Dream Holdings provided the Spring Valley board with internally-derived forecasts for each of the years in the six-year period ending December 31, 2026. We also note that you have disclosed only the "key elements" of those projections on page 88. Please revise this section to disclose all material projections considered by the Spring Valley board, rather than limiting the information to the "key elements" thereof.

11. Please revise page 88 to describe when the remaining of the 16 facilities are projected to be completed as well as any other material assumptions, such as whether berry production is taken into account.

Interests of Spring Valley's Directors and Executive Officers in the Business Combination, page 89

12. We note disclosure on page 90 and elsewhere regarding conflicts of interest in circumstances where the founder shares become worthless without an initial business combination. Please disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests in an initial business combination. For example, since your sponsor acquired a 20% stake for approximately $0.003 per share and the offering is for $10.00 a share, the insiders could make a substantial profit after the initial business combination even if public investors experience substantial losses.

Governing Documents Proposals D - Approval of Other Changes in Connection with Adoption of the Proposed Governing Documents, page 105

13. We note that Governing Documents Proposal D is seeking stockholder approval of "all other changes necessary or, as mutually agreed in good faith by Spring Valley and Dream Holdings, desirable in connection with the replacement of the Interim Delaware Certificate of Incorporation and Interim Delaware Bylaws with the Proposed Certificate of Incorporation and the Proposed Bylaws." Additionally, on page 105 you state that "certain material changes between the Existing Governing Documents and the Proposed Governing Documents have been unbundled into distinct Governing Documents

Proposals." Please ensure all material differences are presented as separate proposals to be voted upon. Please refer to Rule 14a-4(a)(3) of Regulation 14A and the Compliance and Disclosure Interpretations relating to Rule 14a-4(a)(3), which is available on our website.

14. We note your statement on page 105 that the selection of the Court of Chancery as the exclusive forum for certain actions "shall not preclude the filing of claims in the federal district courts of the United States of under the Securities Act or under the Exchange Act." Please reconcile this disclosure with page 216, where you state that it is mandatory to file such claims in federal district court: "the federal district courts of United States shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act." Additionally, please revise page 216 or elsewhere to disclose any uncertainty regarding enforceability of your exclusive forum provision and clearly describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

Nasdaq Proposal, page 108

15. Please revise to clarify the role of Spring Valley Investors, mentioned on page 108.

Information about Dream Holdings, Inc., page 163

16. We note your discussion on page 165 regarding the comparison of your products to organic products. Please revise to more explicitly state the criteria for organic products and why your products are not organic.

17. We note your statement on page 166: "In a recent customer survey, for example, we received a best-in-class Net Promoter Score over 50% higher than the vertical farming segment average." Please revise page 166 to explain the Net Promoter Score metric, including the basis for the vertical farming segment average Net Promoter Score.

18. We note your disclosure on pages 168-169 and elsewhere concerning plant genetics. Please revise to state whether your plants are considered genetically modified, and if so the implications of such designation, such as regulatory implications.

19. Your graphic on page 170 indicates that you actively participate in an NIH trial and you are growing an API for a separate trial, however, the disclosure on page 171 indicates there is only one trial that you are involved with. If you are only involved in one trial then please revise the graphic accordingly. Otherwise, please revise page 171 to describe both trials.

20. Please revise page 174 to disclose (i) the specific technologies to which such patents relate, (ii) how many of the 53 patents are owned, (iii) the type of patent protection, (iv) the patent expiration dates and (v) the jurisdictions covered.

21. Please revise your disclosure to describe the competitive business conditions and your competitive position in the industry and methods of competition.

Key Components of Results of Operations
Cost of Goods Sold, page 181

22.   We note that depreciation of manufacturing equipment is included in your cost of goods sold. We also note from your disclosure on pages F-23 and F-35 that your depreciation and amortization expense for the years ended December 31, 2020 and 2019 was $1,505,387 and $1,251,965, respectively. Please quantify the amount of depreciation expense included in your cost of goods sold and confirm that your income statement presentation complies with SAB Topic 11B.

Results of Operations, page 182

23.   Please expand your discussion of revenue, cost of sales and gross loss from Farm Products and Research and Development Services to analyze the relative impact and contribution of these separate markets, providing quantified information where available and useful for understanding the business through the eyes of management. See SEC Release 33-8350.

Dream Holdings Managements Discussion and Analysis of Financial Condition and Results of Operations
Commitments and Contingencies, page 186

24.   We note that you have not included your notes payable or loans in your contractual obligations table. Please explain to us why these obligation were not included in your table or revise your disclosure to include these obligations.

Beneficial Ownership of Securities, page 201

25.   We note footnote 2 to the beneficial ownership table on page 202. Please revise to state the amount of the interest Mr. Quinn holds in the Sponsor and/or Sponsor Parent. Please also identify the natural person or persons who have voting and/or investment control of the shares held by such entities. Additionally, if applicable, revise to state whether the amount of shares shown for Mr. Quinn includes the shares that will be issued to Pearl in the PIPE.

26.   Please identify the natural person or persons who have voting and/or investment control of the shares held by GSR Greens Inc., DEVA US Inc. and AF Holding Limited.

Proposed Conversion of New AeroFarms to a Public Benefit Corporation, page 207

27.   We note your disclosure that New AeroFarms is required to publicly disclose a report at least biennially. The Delaware General Corporation Law governing public benefit corporations permits public benefit corporations to report the assessment of their public benefit performance more frequently than biennially if required by the company's certificate of incorporate or bylaws. Please discuss what consideration you have given to the frequency of providing this report. In addition, disclose how you will provide these reports to stockholders and when you expect to provide the first report.

28. Please discuss the factors New AeroFarms will consider in determining the objectives and standards by which the public benefit performance will be measured. Please also disclose how shareholders will understand whether the company has met those objectives and standards and whether the company has developed any key performance metrics to measure success.

Comparison of Corporate Governance and Shareholder Rights, page 209

29. We note your table starting on page 209, which is a summary outlining important similarities and differences in the corporate governance and stockholder/shareholder rights associated with each of Spring Valley and New AeroFarms according to applicable law and/or the organizational documents of Spring Valley and New AeroFarms. Please consider expanding this tabular disclosure to also summarize key differences of a traditional Delaware corporation and a Delaware public benefit corporation. For example, consider describing differences in director duties, director liability, conflicts of interest, actions to enforce the public benefit, notices, biennially reporting and common law fiduciary duties in transactions for corporate control.

Note 1 - Business and basis of presentation
Segment information, page F-26

30. We note that in March 2020, you began establishing an R&D Centre in Abu Dhabi. If revenues or long-lived assets attributed to foreign countries are material, revise your disclosures to provide the entity wide information required by ASC paragraphs 280-10-50-38 to 50-42.

Consolidated Financial Statements of Dream Holdings, Inc. and its Subsidiaries
Note 4 - Prepaid expenses and other current assets, page F-34

31. Please describe the significant terms and conditions of your Grow NJ tax credit sale receivable.

Exhibits

32. Please file your Danville, New Jersey (212 Rome Street) and Abu Dhabi leases, the Spring Valley Letter Agreement, the Sponsor Letter Agreement and the executive employment agreement with David Rosenberg as exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at 202-551-3663 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew R. Pacey, Esq.